

CITADEL | Securities

Citadel Securities Swap Dealer LLC

2025 Financial Statement

CITADEL | Securities

Citadel Securities Swap Dealer LLC

(A Delaware Limited Liability Company)

Statement of Financial Condition as of December 31, 2025, and Report of Independent Auditors

Published pursuant to rule 17 CFR 23.105(i) under the Commodity Exchange Act ("CEA")

Filed pursuant to rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a Public Document.

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SEC FILE NUMBER
8-70990

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/01/25__ AND ENDING __12/31/25__
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __Citadel Securities Swap Dealer LLC__

TYPE OF REGISTRANT (check all applicable boxes):
- ☑ Broker-dealer
- ☐ Security-based swap dealer
- ☐ Major security-based swap participant
- ☑ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)
__830 Brickell Plaza, Floor 15__
(No. and Street)

__Miami__	__Florida__	__33131__
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

__Michael Henry__	__(212) 651-7726__	__Michael.Henry@citadel.com__
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__PricewaterhouseCoopers LLP__
(Name – if individual, state last, first, and middle name)

__300 Madison Avenue__	__New York__	__New York__	__10017__
(Address)	(City)	(State)	(Zip Code)

__10/20/2003__	__238__
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Henry _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Citadel Securities Swap Dealer LLC (the "Company") _____, as of December 31 _____, 2 025 __, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____
Chief Accounting Officer

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

*To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

CITADEL SECURITIES SWAP DEALER LLC

Table of Contents



Report of Independent Auditors

To Management of Citadel Securities Swap Dealer LLC

Opinion

We have audited the accompanying statement of financial condition of Citadel Securities Swap Dealer LLC (the "Company") as of December 31, 2025, including the related notes (referred to as the "financial statement").

In our opinion, the accompanying financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025 in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (US GAAS). Our responsibilities under those standards are further described in the Auditors' Responsibilities for the Audit of the Financial Statement section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statement
Management is responsible for the preparation and fair presentation of the financial statement in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a financial statement that is free from material misstatement, whether due to fraud or error.

In preparing the financial statement, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for one year after the date the financial statement is available to be issued.

Auditors' Responsibilities for the Audit of the Financial Statement

Our objectives are to obtain reasonable assurance about whether the financial statement as a whole is free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with US GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statement.



In performing an audit in accordance with US GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statement, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statement.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit

PricewaterhouseCoopers LLP

February 27, 2026

CITADEL SECURITIES SWAP DEALER LLC

Statement of Financial Condition

(Expressed in U.S. dollars in millions)

ASSETS

Assets:		As of December 31, 2025
Cash and cash equivalents	$	370
Restricted cash		1
Trading assets, at fair value		100
Receivable from brokers, dealers, clearing organizations, and custodians		546
Other assets		2
Total assets	$	1,019

LIABILITIES AND MEMBER'S CAPITAL

Liabilities:		
Trading liabilities, at fair value	$	138
Payable to brokers and dealers		43
Securities sold under agreements to repurchase, at fair value		260
Other liabilities		29
Total liabilities		470
Member's capital		549
Total liabilities and member's capital	$	1,019

See notes to statement of financial condition.

CITADEL SECURITIES SWAP DEALER LLC

Notes to Statement of Financial Condition

Organization

Citadel Securities Swap Dealer LLC (the "Company"), a Delaware limited liability company, is a swap dealer and over-the-counter ("OTC") derivatives dealer ("OTCDD"), primarily engaged in market making in centrally cleared fixed income related derivatives executed on swap execution facilities. The Company is registered as a swap dealer with the U.S. Commodity Futures Trading Commission ("CFTC") and an OTCDD with the U.S. Securities and Exchange Commission ("SEC"). The Company is subject to regulatory capital requirements of both the CFTC and SEC rules. The Company is also a member of the National Futures Association ("NFA") and a clearing member of LCH SwapClear Global ("LCH").

Citadel Securities Group LP ("CSG"), an affiliate, is the manager of the Company. CSHC US LLC ("CSUH"), an affiliate, is the sole member of the Company.

Citadel Enterprise Americas LLC, Citadel Enterprise Americas Services LLC, Citadel Securities Americas Services LLC, Citadel ENTP Services Group LLC, and certain of their affiliates (collectively, the "Citadel Service Parties"), provide administrative and investment-related services to the Company.

Northern Trust Hedge Fund Services LLC ("NTHFS") is responsible for providing certain administrative services to the Company. The services contract between the Company and NTHFS is currently effective through June 30, 2027.

NOTE 2

Significant Accounting Policies

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates
The preparation of financial statements in accordance with GAAP requires CSG to make estimates and assumptions, the most important of which relate to fair value measurements, that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ significantly from those estimates.

Cash and Cash Equivalents
The Company defines cash and cash equivalents on the statements of financial condition as cash and funds held in liquid investments with original maturities of 90 days or less as well as investments in money market funds. Cash and cash equivalents are held at global financial institutions.

Restricted Cash
Restricted cash represents cash that is segregated at The Bank of New York Mellon to facilitate the transfer of funds with LCH on its direct debit system.

Trading Assets and Trading Liabilities
The Company's trading assets and trading liabilities include securities and derivatives contracts and are recorded at fair value. Transactions related to trading assets and trading liabilities are recorded on a trade date basis.

Receivable from and Payable to Brokers, Dealers, Clearing Organizations, and Custodians
The receivable from and payable to brokers, dealers, clearing organizations, and custodians may include cash balances to the extent not offset against derivative financial instruments, balances associated with securities failed to deliver/receive, and purchases and sales of securities which have not yet settled.

Offsetting Financial Instruments
The Company has elected to offset financial assets and financial liabilities by counterparty when it has determined that there exists a legally enforceable right to offset the recognized amounts and when certain other criteria are met in accordance with applicable accounting guidance on offsetting. As a result, the net exposure to each counterparty is reported as either an asset or liability on the statement of financial condition, where applicable.

Foreign Currency Translation
The functional currency of the Company is the U.S. dollar. The Company may hold assets and liabilities denominated in foreign currencies. The carrying value of assets and liabilities is remeasured into U.S. dollars using spot currency rates on the date of valuation.

Segment Reporting
Operating segments represent components of a company that engage in business activities and for which discrete financial information is available and regularly reviewed by the chief operating decision maker ("CODM") in assessing performance and allocating resources. The CODM has been identified as the Chief Operating Officer functions for the Citadel Service Parties. The CODM reviews excess net capital as key financial metrics to guide operational decisions for the Company, including capital adequacy. The Company's business activities as described in Note 1 constitute a single operating segment and financial information is reviewed for the Company as a whole. Excess net capital (see Note 11 and Supplementary Information - Computation of Net Capital for Swap Dealers and OTC Derivatives Dealers) is measured in accordance with CFTC Regulation 23.101 and SEC Rule 15c3-1.

Transfers of Financial Assets
Transfers of financial assets are accounted for as sales when the Company has relinquished control over the transferred assets. For transfers of financial assets that are not accounted for as sales, in which the transferor retains control of the financial assets, the financial assets remain on the statement of financial condition and the transfer is accounted for as a collateralized financing. Securities purchased under agreements to resell ("resale agreements") and securities sold under agreements to repurchase ("repurchase agreements") are treated as collateralized financings (see Note 3).

Resale agreements and repurchase agreements held as of the reporting date are recorded on the statement of financial condition at their fair value pursuant to the fair value option, plus accrued interest. The Company has elected to report resale agreements and repurchase agreements on a net basis when it has determined that there exists a legally enforceable right to offset the recognized amounts and when certain other criteria are met in accordance with applicable accounting guidance on offsetting.

Valuation of Financial Instruments
The fair value of a Financial Instrument (as defined below) is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value is determined by CSG and represents CSG's best estimate of fair value. In all instances, any Financial Instrument may either be valued by CSG or CSG may determine (but is under no obligation to do so) to engage a third party it believes to be qualified to value any Financial Instrument. The Company measures and reports trading assets; trading liabilities; money market funds; resale agreements; and repurchase agreements (collectively, "Financial Instruments") at fair value.

Notes to Statement of Financial Condition

Fair value is generally based on or derived from (i) closing prices of an exchange market, (ii) prices or inputs (e.g., mean of the bid and offer price) disseminated by third parties, including membership organizations, pricing vendors, and market participants (e.g., brokers and counterparties) or (iii) valuation models using such prices or inputs (e.g., models for certain derivative financial instruments). In the absence of market prices or inputs that are observable, other valuation techniques are applied. Financial Instruments are generally valued as of the market close (as determined by CSG). CSG may determine to use a different value than would be assigned pursuant to the foregoing if CSG determines that doing so would better reflect fair value (e.g., CSG may determine that market quotations do not represent fair value if trading is halted before market close or a significant event occurs subsequent to market close). These valuation techniques involve some level of estimation and judgment by CSG, the degree of which is dependent on, among other factors, the price observability and complexity of the Financial Instrument, and the liquidity of the market. The fair value determined may not necessarily reflect the amount which might ultimately be realized in an arm's length sale or liquidation of Financial Instruments and such differences may be material.

CSG manages portfolios which may have positions in Financial Instruments that trade in different markets with different closing times (e.g., an index futures contract hedged with constituent securities from the index). Any discrepancy in value resulting from asynchronous closing times may result in the recognition of a gain or loss in one period which may be offset by a corresponding loss or gain, in whole or in part, in the subsequent period.

The accounting guidance for fair value measurements and disclosures establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). A Financial Instrument's level within the fair value hierarchy is based on the lowest level of any input, individually or in the aggregate, that is significant to the fair value measurement. CSG's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the Financial Instrument. The three levels of the fair value hierarchy are described below:

Basis of Fair Value Measurement

Level 1   Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2   Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly; and

Level 3   Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

The following describes the valuation techniques applied to the Company's Financial Instruments to measure fair value, including an indication of the level within the fair value hierarchy in which each Financial Instrument is generally classified. Where appropriate, the description includes details of the valuation models and the significant inputs to those models.

U.S. Government Securities
U.S. government securities are valued using quoted market prices and are categorized within Level 1 of the fair value hierarchy.

Derivative Assets and Derivative Liabilities
Exchange-traded derivative financial instruments
Exchange-traded derivative financial instruments include option and futures contracts. These derivative financial instruments are valued using prices disseminated by the relevant exchange market, such as the closing price, settlement price, last available sales price, or the mean of the bid and offer price (a mid-market price). Exchange-traded derivative financial instruments are classified within Level 1 of the fair value hierarchy. The value of certain exchange-listed derivatives with nonstandard terms such as flexible exchange options is derived using prices or inputs disseminated by third parties or market participants and are generally classified within Level 2 of the fair value hierarchy.

OTC derivative financial instruments
OTC derivative financial instruments include swap and option contracts related to interest rates and equities. OTC derivative financial instruments are valued using prices or inputs disseminated by third parties (e.g., mean of the bid and offer from a broker), or derived from such prices or inputs (e.g., inputs to valuation models). Depending on the terms of the OTC derivative financial instrument, the fair value can be either observed directly or modeled.

For OTC derivative financial instruments that trade in liquid markets, such as swaps and options with market standard terms, model inputs can generally be verified and model selection does not involve significant judgment.

OTC derivative financial instruments are classified within Level 2 of the fair value hierarchy as all of the significant observable inputs can generally be corroborated with market evidence.

CSG considers counterparty credit risk and nonperformance risk in its valuation of derivative financial instruments entered into as bilateral contracts between two counterparties ("OTC-bilateral"). Factored into this consideration is the ability of the Company to settle, on a net basis, its derivative financial instruments pursuant to master netting agreements with each respective counterparty, as well as requirements to post and receive collateral pursuant to its credit support agreements with each respective counterparty.

Money Market Funds
The Company holds money market funds which are redeemable daily. Money market funds are valued based on the reported net asset value and are classified within Level 1 of the fair value hierarchy.

Resale Agreements and Repurchase Agreements
Resale agreements and repurchase agreements are valued by discounting the expected future cash flows using inputs including interest rates and funding spreads, which are determined based on the specific characteristics of the agreements. Resale agreements and repurchase agreements are classified within Level 2 of the fair value hierarchy.

Fair Value Option
The fair value option provides the Company the option to measure certain financial assets and financial liabilities at fair value with changes in fair value recognized in earnings in each period. CSG has elected to apply the fair value option to the Company's resale agreements and repurchase agreements. The primary reason for electing the fair value option is to reflect current market conditions related to resale agreements and repurchase agreements in earnings on a timely basis.

Other Financial Instruments
CSG estimates that the aggregate carrying value of financial instruments measured at amortized cost (including receivables and payables) recognized on the statement of financial condition, approximates fair value, as such financial instruments are short-term in nature, bear interest at current market rates and/or are subject to frequent repricing.

These financial assets and liabilities include cash and cash equivalents (other than money market funds); restricted cash; receivable from brokers, dealers, clearing organizations, and custodians; other assets; payable to brokers and dealers; and other liabilities. Had these assets and liabilities been included in the fair value hierarchy, all would have been classified within Level 2 except

Notes to Statement of Financial Condition

for cash and cash equivalents, and restricted cash, which would have been classified within Level 1.

Current Expected Credit Loss
Financial assets measured at amortized cost, primarily composed of receivables, are presented at the net amount expected to be collected. Expected credit losses are measured based on historical experience, current conditions, collateralization, and forecasts that impact the collectability of the amount. As of December 31, 2025, based on the historical analysis and forward-looking information, no allowances for credit losses have been recorded as the Company expects credit losses arising from such financial assets to be immaterial.

NOTE 3

Collateralized Transactions

The Company attempts to manage credit exposure arising from resale agreements and repurchase agreements by entering into master netting agreements and credit support agreements with counterparties. In the event of a counterparty default (such as bankruptcy or a counterparty's failure to pay or perform), these agreements may provide the Company the right to terminate such agreements, net the Company's rights and obligations under such agreements, buy-in undelivered securities and liquidate and offset collateral against any net obligation remaining from the counterparty.

As of and for the year ended December 31, 2025, the Company had resale and repurchase agreements with Citadel Securities LLC ("CSEC"), an affiliated broker and dealer.

Resale agreements and repurchase agreements are collateralized primarily by receiving or pledging U.S. government securities. The Company enters into resale agreements in order to, among other things, acquire securities to cover short positions and/or collateralize certain of the Company's activities. Typically, the Company has rights of rehypothecation with respect to the securities collateral received under resale agreements. Also, the counterparty generally has rights of rehypothecation with respect to the securities collateral received from the Company under repurchase agreements. As of December 31, 2025, substantially all securities collateral received under resale agreements has been delivered or repledged.

The Company monitors the fair value of underlying securities in comparison to the related receivable or payable, including accrued interest, and as necessary, transfers or requests additional collateral as provided under the applicable agreement to ensure transactions are adequately collateralized.

The following table presents information about resale agreements and repurchase agreements.

AS OF DECEMBER 31, 2025

($ in millions)		
Fair value of securities collateral received for resale agreements	$	72,153
Fair value of securities collateral pledged for repurchase agreements		72,413

In the table above, the fair value of securities collateral received and pledged includes accrued coupon interest.

Offsetting of Certain Collateralized Transactions
The following tables present information about the offsetting of these instruments. Refer to Note 8 for information relating to offsetting of derivatives.

ASSETS AS OF DECEMBER 31, 2025

($ in millions)		Resale Agreements
Included in the statement of financial condition		
Gross amounts	$	72,223
Amounts offset		(72,223)
Net amounts		—
Amounts not offset		
Counterparty netting		—
Financial instruments, at fair value		—
Total	$	—

LIABILITIES AS OF DECEMBER 31, 2025

($ in millions)		Repurchase Agreements
Included in the statement of financial condition		
Gross amounts	$	72,483
Amounts offset		(72,223)
Net amounts		260
Amounts not offset		
Counterparty netting		—
Financial instruments, at fair value		(260)
Total	$	—

In the tables above:

- Gross amounts include all instruments, irrespective of whether there is a legally enforceable master netting agreement or credit support agreement in place. These amounts also include financing interest receivables and payables related to these transactions.
- Amounts offset, counterparty netting and financial instruments, at fair value, relate to legally enforceable master netting agreements or credit support agreements.
- Amounts are reported in the statement of financial condition on a net basis, as applicable, when the Company has determined that there exists a legally enforceable master netting agreement and/ or credit support agreement and when certain other criteria are met in accordance with applicable accounting guidance on offsetting.
- Financial instruments not offset in the statement of financial condition include the fair value and accrued coupon interest of securities purchased or sold under the agreements to resell or repurchase, respectively, and additional collateral, where applicable.
- Securities sold or otherwise pledged as collateral for repurchase agreements include securities owned recorded on the statement of financial condition.

Collateralized Transactions–Maturities and Collateral Pledged
The following table presents the gross carrying value of repurchase agreements by remaining contractual maturity and class of collateral pledged as of December 31, 2025.

($ in millions)		Repurchase Agreements
Overnight		
U.S. government securities	$	72,475
Total		72,475
Financing interest payable		8
Gross amounts	$	72,483

CITADEL SECURITIES SWAP DEALER LLC

Notes to Statement of Financial Condition

Fair Value Disclosures

The following fair value hierarchy tables present information about the Company's Financial Instruments measured at fair value on a recurring basis based upon the lowest level of significant input to the valuations (see Note 2 for the Company's policies regarding the hierarchy).

ASSETS AT FAIR VALUE AS OF DECEMBER 31, 2025

($ in millions)	Level 1	Level 2	Total
Trading assets			
U.S. government securities	$ 25	$ —	$ 25
Derivative assets (see table below)			75
Total trading assets			100
Other assets at fair value			
Money market funds	353	—	353
Derivative assets			
Interest rate contracts	$ 31	$ 5,926	$ 5,957
Equity contracts	—	6	6
Gross derivative assets	31	5,932	5,963
Derivative netting			(5,888)
Total derivative assets			$ 75

LIABILITIES AT FAIR VALUE AS OF DECEMBER 31, 2025

($ in millions)	Level 1	Level 2	Total
Trading liabilities			
U.S. government securities	$ 133	$ —	$ 133
Derivative liabilities (see table below)			5
Total trading liabilities			$ 138
Derivative liabilities			
Interest rate contracts	$ 23	$ 4,391	$ 4,414
Equity contracts	—	5	5
Gross derivative liabilities	23	4,396	4,419
Derivative netting			(4,414)
Total derivative liabilities			$ 5

In the tables above:

- Derivative netting includes counterparty netting of positions and cash collateral (including initial margin) with the same counterparty. The amount of cash collateral received or pledged that exceeds the fair value exposure of derivative assets and liabilities at the individual counterparty level is excluded.
- For further information on derivative financial instruments and hedging activities, see Note 8.
- Repurchase agreements, not presented in the table above, are reflected at fair value on the statement of financial condition and include financing interest payables. As described in Note 2, repurchase agreements are classified within Level 2 of the fair value hierarchy.

There were no Level 3 assets or liabilities measured at fair value on a recurring basis as of December 31, 2025.

CITADEL SECURITIES SWAP DEALER LLC

Notes to Statement of Financial Condition

Transactions with Related Parties

Expenses

Pursuant to an administrative services agreement, the Company pays the Citadel Service Parties on a cost and/or cost-plus basis, as applicable for direct and reimbursable administrative, general and operating expenses paid by the Citadel Service Parties, on behalf of the Company. As of December 31, 2025, the Company had a combined payable to the Citadel Service Parties of $17 million, which is included in other liabilities on the statement of financial condition.

As of December 31, 2025, the Company has paid compensation to the Citadel Service Parties of $1 million, which has not yet been expensed due to service vesting requirements. Such amount is included in other assets on the statement of financial condition.

Executing Activities

The Company has trading agency and trading support service agreements with affiliates under which the Company is provided execution and trading related services. Additionally, the Company has an introducing broker agreement with an affiliate to introduce clients to the Company (including providing marketing, administrative, and technical support services to the Company). The Company incurs service fee expense from affiliates on a cost-plus basis. As of December 31, 2025, service fees payable were $3 million, and were included in other liabilities on the statement of financial condition.

During 2025, Citadel Securities Institutional LLC ("CSIN"), an affiliated broker and dealer, also provided execution services to the Company. The Company earned and incurred charges related to failed delivery or receipt of securities with CSEC and CSIN. As of December 31, 2025, the Company had a payable to CSEC related to securities failed to receive of $43 million, which is presented as payables to brokers and dealers on the statement of financial condition.

Miscellaneous Related Party Transactions

Certain of the Company's transactions with various counterparties have been guaranteed by CSUH. These guarantees may be unconditional guarantees without a specific term. In certain instances, the guarantees may be terminated by CSUH with respect to prospective obligations upon prior notice to the counterparty.

The Company participates in a variety of operating and administrative transactions with related parties and affiliates. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among unrelated parties and such differences could be material.

Loan Agreements

The table below discloses the significant terms and financial information associated with the Company's borrowing agreement with Citadel Securities Global Holdings LLC ("CSGHC").

AS OF DECEMBER 31, 2025

Borrowing Agreements *($ in millions)*

Lender	Total Facility Limit	Interest Rate	Outstanding Principal and Accrued Interest	Maturity Date
CSGHC	$ 250	SOFR + 1.41%	$ —	December 31, 2026

In the table above:

- The senior unsecured loan facility with CSGHC is uncommitted, payable on demand, and all loan advances are subject to CSGHC's approval.

Risk Management

The Company is subject to various risks, including, but not limited to, market risk, credit risk, liquidity risk, and operational risk. CSG seeks to monitor and manage these risks on an ongoing basis. While CSG often hedges certain portfolio risks, CSG is not required to do so and will not, in general, attempt to hedge all market or other risks in the portfolio, and it will hedge certain risks only partially, if at all.

Market Risk

Market risk is the potential for changes in the value of Financial Instruments. Categories of market risk include, but are not limited to, exposures to equity prices, interest rates, commodity prices, credit prices, and currency prices.

Market risk is directly impacted by the volatility and liquidity of the markets in which the financial instruments are traded. CSG seeks to manage market risk in various ways, including through diversifying exposures, guidelines on position sizes and hedging in related securities or derivative financial instruments. The ability to manage market risk may be constrained by changes in liquidity conditions and fast changes in the relative prices, volatilities, and correlations between Financial Instruments and their corresponding hedges.

The Company sells various financial instruments which it does not yet own or which are consummated by the delivery of borrowed financial instruments ("short sales"). The Company is exposed to market risk for short sales. A short sale involves the risk of a potentially unlimited increase in the market price of the particular investment sold short, which could result in an inability to cover the short position and unlimited loss. There can be no assurance that securities necessary to cover a short position will be available for purchase. To attempt to manage this market risk, the Company may hold Financial Instruments which can be used to hedge or settle these obligations and monitors its market exposure daily, adjusting Financial Instruments as deemed necessary.

The Company may have exposure to non-U.S. currencies directly or indirectly through its financial instruments, and as such is subject to the risk that those currencies will decline in value relative to the U.S. dollar, or, in the case of hedging positions, that the U.S. dollar will decline in value relative to the currency being hedged. Currency rates may fluctuate significantly over short periods of time for several reasons, including, but not limited to, changes in interest rates; intervention (or the failure to intervene) by government entities, central banks, or supranational entities; the imposition of currency controls; and other geopolitical developments.

Notes to Statement of Financial Condition

Credit Risk

Credit risk is the risk of loss due to the failure of a counterparty to perform according to the terms of a contract. The Company has established accounts with other financial institutions to clear its securities transactions. This can, and often does, result in a concentration of credit risk with one or more of these institutions. Such risk, however, is partially mitigated by the obligation of certain of these financial institutions to maintain minimum net capital and to segregate customers' funds and financial instruments from the financial institution's own holdings. The Company actively reviews and attempts to manage exposures to various financial institutions to mitigate these risks. The Company has concentration risk with respect to its derivative financial instruments. At December 31, 2025, BofA Securities Inc., an indirect, wholly-owned subsidiary of Bank of America Corporation, serves as clearing broker for substantially all of the Company's net derivative assets. The Company also actively reviews, monitors, and seeks to reduce its net and gross notional exposures to various financial institutions through a variety of measures in an attempt to mitigate this risk.

The Company's interest rate swaps are ultimately cleared through central clearinghouses. The credit risk of exchange-traded and/or certain OTC derivatives that are centrally cleared, such as exchange-traded futures and centrally cleared OTC derivative financial instruments, is reduced by the rules or regulatory requirements, such as daily margining, applicable to the individual exchanges, clearinghouses and clearing members through which these instruments are traded and cleared.

The Company seeks to reduce its exposure to credit risk associated with counterparty nonperformance under OTC-bilateral transactions by entering into master netting agreements and credit support agreements with counterparties. These master netting agreements and credit support agreements provide the Company with the right to demand collateral based on the Company's mark-to-market exposure to the counterparty, as well as the right, in the event of counterparty default, to liquidate collateral and offset receivables and payables covered under the same master netting agreement. To mitigate potential losses associated with OTC-bilateral credit risk, the Company generally enters into OTC-bilateral transactions only with major financial institutions. Additionally, the Company seeks to mitigate credit risk by, among other factors, monitoring exposures to and reviewing creditworthiness of its counterparties and rebalancing trading and financing sources as deemed appropriate. As applicable, with the mandate under Uncleared Margin Rules, both the Company and its counterparties may be required to pledge some or all initial margin at a third-party custodian that cannot be rehypothecated by the counterparty or the Company. Furthermore, the Company may seek additional margin segregation opportunities beyond the required regulatory minimum.

Cash and security account balances typically exceed government-sponsored insurance coverage and may subject the Company to a concentration of credit risk. Where possible, CSG seeks to mitigate the credit risk that exists with these account balances by, among other things, maintaining these account balances pursuant to segregated custodial arrangements, or by reducing the amount of cash the Company has on deposit with banks and other financial institutions.

The Company may make markets in or invest in government securities, from time to time. Until such investments are sold or are paid in full at maturity, the Company is exposed to credit risk relating to whether the issuer will meet its obligations when the securities come due. Where possible, CSG seeks to manage the risk associated with credit-sensitive instruments in various ways, including through diversifying exposures, guidelines on position sizes and hedging in related securities or derivative financial instruments.

Liquidity Risk

CSG typically maintains a pool of excess liquidity at the Company for various planned and contingent needs including, among others, mark-to-market losses on trading assets and trading liabilities, and increases in initial and variation margin requirements by prime brokers, derivative counterparties, and clearinghouses.

The Company generally invests on a leveraged basis through various arrangements, including repurchase agreements, and through the degree of leverage typically embedded in the derivative financial instruments in which it invests. The use of leverage can significantly magnify both gains and losses, increasing the possibility of the Company incurring a substantial loss. Leverage through margin borrowings generally requires collateral to be posted with prime brokers, custodians, and counterparties. Market value movements could result in a prime broker, custodian, or counterparty, under their respective agreements with the Company, having the right to reduce the value of such collateral or to require the posting of additional collateral, potentially resulting in the issuance of a margin call. This could also necessitate the sale of assets by the Company at a time when the Company would not otherwise choose to do so. The Company seeks to mitigate this risk by utilizing a diversified group of leverage providers and a variety of financing arrangements as well as negotiating trading and financing agreements that include objective valuation methodologies and dispute rights for valuation differences between the Company and its prime brokers, custodians and counterparties.

Operational Risk

Operational risk is defined as the risk of financial loss or reputational damage resulting from inadequate or failed internal processes, people, systems, or from external events. CSG seeks to identify, measure, monitor, and manage material operational risks by continuing to develop and implement enhanced methodologies in the processes that support the Company's key activities.

Other Risks

The Company is subject to risks associated with unforeseen or catastrophic events, including, but not limited to, geopolitical events, terrorist attacks, natural disasters, cyberattacks, outages, and the emergence of a pandemic, which could create economic, financial, and business disruptions. In addition, there are inherent risks in the utilization of certain technologies, including artificial intelligence technologies, whereby the outputs produced could contain errors, which may be difficult to detect. All these risks could lead to operational difficulties that could impair CSG's ability to manage the Company's activities. Where applicable, CSG seeks to manage such risks through continuity and resiliency planning.

In the future, litigation could arise, or legal, tax, and regulatory changes could occur, which could have a material adverse effect on the Company.

NOTE 7

Contingencies

In the normal course of business, the Company may enter into contracts that contain provisions related to certain indemnifications. The Company's maximum exposure under these arrangements is unknown, as any such exposure involves possible future claims that may be, but have not yet been, made against the Company, based on events which have not yet occurred. However, based on experience, CSG believes the risk of material loss from these arrangements to be remote.

CITADEL SECURITIES SWAP DEALER LLC

Notes to Statement of Financial Condition

The Company provides guarantees to the securities clearinghouse, LCH. Under the standard membership agreement, members are required to guarantee the performance of other members. Under these agreements, if a member becomes unable to satisfy its obligations to the clearinghouse, other members would be required to meet the resulting shortfalls. The Company's liability under these arrangements is not quantifiable and could exceed the cash and securities it has posted as collateral. However, CSG believes the potential for the Company to be required to make payments under these arrangements is remote. Accordingly, no contingent liability is carried on the statement of financial condition for these arrangements.

NOTE 8

Derivative Financial Instruments

Derivatives are instruments that derive their value from underlying asset prices, indices, reference rates, and other inputs, or a combination of these factors and generally represent commitments to exchange cash flows, or to purchase or sell other financial instruments at specified future dates. Derivatives generally reference notional amounts which are utilized solely as a basis for determining cash flows to be exchanged. Notional amounts provide a measure of the Company's activity in such derivative financial instruments and are not necessarily indicative of economic exposure or potential risk. Derivatives may be traded on an exchange ("Exchange-traded") or they may be privately negotiated contracts, which are usually referred to as "OTC derivatives". OTC derivatives can be cleared and settled through central clearing counterparties ("OTC-cleared"), while others, such as bilateral contracts between two counterparties, will maintain the direct contractual relationship between executing counterparties.

The Company may enter into derivative financial instruments in the normal course of its market making business or to manage various underlying exposures for risk management purposes. Examples of the use of derivative financial instruments for risk management purposes include, but are not limited to: interest rate derivatives to manage potential exposures to interest rate fluctuations and currency derivatives to manage potential foreign currency exchange rate risks on Financial Instruments and/or other assets and liabilities. The Company's derivative financial instrument risks should not be viewed in isolation, but rather CSG believes they should be considered on an aggregate basis along with the Company's other market making activities.

Futures and forwards are contracts that commit counterparties to purchase or sell financial instruments, commodities, or currencies for an agreed-upon price on an agreed future date. These instruments can involve market risk and/or credit risk.

Interest rate derivative financial instruments are contractual agreements to exchange periodic interest payment streams calculated on a predetermined notional principal amount. Interest rate derivative financial instruments generally involve one party paying a fixed interest rate and the other party paying a variable interest rate. These instruments can involve market risk and/or credit risk.

The following table presents the fair value of the Company's derivative contracts by underlying risk exposure, as well as information about the offsetting of derivative financial instruments and related collateral amounts (see information related to offsetting of certain collateralized transactions in Note 3). Gross derivative contracts in the table below exclude the effect of netting. Net derivative contracts agree to the total derivative assets and total derivative liabilities included in the fair value hierarchy tables in Note 4:

FAIR VALUE AS OF DECEMBER 31, 2025

($ in millions)	Derivative Assets	Derivative Liabilities
Gross derivative contracts		
Exchange-traded	$ 31	$ 23
OTC-cleared	5,926	4,391
Total interest rate contracts	5,957	4,414
Exchange-traded	—	5
OTC-bilateral	6	—
Total equity contracts	6	5
Total Exchange-traded	31	28
Total OTC-cleared	5,926	4,391
Total OTC-bilateral	6	—
Total gross derivative contracts	5,963	4,419
Amounts offset in the statement of financial condition		
Exchange-traded	(23)	(23)
OTC-cleared	(4,391)	(4,391)
Total counterparty netting	(4,414)	(4,414)
Exchange-traded	(8)	—
OTC-cleared	(1,461)	—
OTC-bilateral	(5)	—
Total cash collateral	(1,474)	—
Net derivative contracts		
Total Exchange-traded	—	5
Total OTC-cleared	74	—
Total OTC-bilateral	1	—
Total net derivative contracts	75	5
Amounts not offset		
Securities collateral	75	—
Total	$ 75	$ —

In the table above:

- OTC-cleared derivatives represent derivatives that are centrally cleared in accordance with certain regulatory requirements.
- Total gross derivative contracts include all derivative financial instruments, including derivative liabilities of $5 million for which the Company has not yet determined that there exists a legally enforceable right to offset.
- Amounts offset and amounts not offset relate to legally enforceable master netting agreements and credit support agreements.
- Amounts are reported in the statement of financial condition, net of cash collateral, when the Company has determined that there exists a legally enforceable master netting agreement and/or legally enforceable credit support agreement and when certain other criteria are met in accordance with applicable accounting guidance on offsetting. The amount of cash collateral received or pledged that exceeds the fair value exposure of derivative assets and liabilities at the individual counterparty level is excluded.

Notes to Statement of Financial Condition

- Securities collateral not offset in the statement of financial condition represents the fair value of securities, including accrued coupon, pledged to/received from the counterparties related to derivative financial instruments.

The following table presents the notional amount of the Company's derivative contracts by underlying risk exposure at December 31, 2025. The notional amount provides an indication of the volume of the Company's derivative activity.

NOTIONAL

($ in millions)

Gross derivative contracts		
Exchange-traded	$	59,766
OTC-cleared		1,963,513
Total interest rate contracts		2,023,279
Exchange-traded		118
OTC-bilateral		131
Total equity contracts		249
Total Exchange-traded		59,884
Total OTC-cleared		1,963,513
Total OTC-bilateral		131
Total gross derivative contracts	$	2,023,528

The Company attempts to manage the risks associated with its derivative financial instruments along with its investments in cash instruments as part of its overall risk management process (discussed in Note 6).

NOTE 9

Subordinated Borrowings

At December 31, 2025, the Company had no liabilities subordinated to the claims of general creditors, and no changes occurred during the year ended December 31, 2025.

NOTE 10

Income Taxes

The Company is disregarded for U.S. federal income tax purposes and is not subject to U.S. federal or state income tax directly; rather these are borne by CSUH, CSUH's members, or the partners of CSUH's members, where applicable.

In accordance with GAAP, CSG has reviewed the Company's tax positions for all open tax years. For the year ended December 31, 2025, CSG has determined that the Company was not required to establish a liability for uncertain tax positions.

NOTE 11

Regulatory Requirements

The Company is registered as a swap dealer with the CFTC and an OTCDD with the SEC. The Company is subject to CFTC Rule 23.101 and SEC Rule 15c3-1, which specify the minimum net capital requirements for their registrants, respectively. The Company has elected to calculate minimum capital requirements in accordance with the "Alternative Method" as permitted by SEC Rule 15c3-1. At December 31, 2025, tentative net capital was $362 million in excess of the Company's required minimum tentative net capital of $100 million and net capital was $306 million in excess of the Company's required minimum net capital of $20 million.

NOTE 12

Subsequent Events

The Company has performed an evaluation of subsequent events through February 27, 2026, which is the date the financial statement was available to be issued. The Company is not aware of any subsequent events that require disclosure in the financial statement.